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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

     Talmadge                      Catherine             Cassel
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   (Last)                           (First)             (Middle)


    c/o SmartServ Online, Inc.
    Metro Center, One Station Place
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                                    (Street)

    Stamford                         CT                   06902
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


     SmartServ Online, Inc. (SSOL)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Day/Year

     December 13, 2002
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
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================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                          6.
                                                              4.                           5.             Owner-
                                   2A.                        Securities Acquired (A) or   Amount of      ship
                                   Deemed      3.             Disposed of (D)              Securities     Form:      7.
                                   Execution   Transaction    (Instr. 3, 4 and 5)          Beneficially   Direct     Nature of
                    2.             Date, if    Code           --------------------------   Owned at End   (D) or     Indirect
1.                  Transaction    any         (Instr. 8)                (A)               of Month       Indirect   Beneficial
Title of Security   Date           (mm/dd/yy)  -----------     Amount     or     Price     (Instr. 3      (I)        Ownership
(Instr. 3)          (mm/dd/yy)                  Code   V                 (D)               and 4)         (Instr.4)  (Instr. 4)
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Common Stock, par
value $.01 per
share                                                                                      516            D
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Common Stock, par
value $.01 per
share                                                                                      300            I          (1)
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====================================================================================================================================

(1) Held by the reporting person as custodian for her daughter under the Uniform Gifts to Minors Act. The reporting person disclaims beneficial ownership of all securities held by her daughter and this report shall not be deemed an admission that the reporting person is the beneficial owner of these shares for purposes of Section 16 or for any other purpose.

                                                                          (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
            2.                                                6.                                          Deriv-    of
            Conver-                              5.           Date              7.                        ative     Deriv-   11.
            sion                                 Number of    Exercisable       Title and Amount          Secur-    ative    Nature
            or                                   Derivative   and               of Underlying     8.      ities     Secur-   of
            Exer-                        4.      Securities   Expiration Date   Securities        Price   Bene-     ity:     In-
            cise    3.       3A.         Trans-  Acquired (A) (Month/Day/Year)  (Instr. 3 and 4)  of      ficially  Direct   direct
            Price   Trans-   Deemed      action  or Disposed  ----------------  ----------------  Deriv-  Owned     (D) or   Bene-
1.          of      action   Execution   Code    of(D)                                    Amount  ative   at End    In-      ficial
Title of    Deriv-  Date     Date, if    (Instr. (Instr. 3,                               or      Secur-  of        direct   Owner-
Derivative  ative   (Month/  any         8)      4 and 5)     Date     Expira-            Number  ity     Month     (I)      ship
Security    Secur-  Day/     (Month/Day  ------  -----------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)  ity     Year)    Year)       Code V    (A)  (D)   cisable  Date     Title     Shares  5)      4)        4)       4)
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Options to
Purchase
Common                                                                           Common
Stock       $1.29                                              Immed.   10/7/03  Stock     5,000           5,000     D
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Options to
Purchase
Common                                                                           Common
Stock       $2.3438                                            Immed.   12/31/03 Stock     10,000          10,000    D
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Options to
Purchase
Common                                                                           Common
Stock       $0.9375                                            Immed.   10/12/04 Stock     10,000          10,000    D
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Options to
Purchase
Common                                                                          Common
Stock       $49.50  12/13/02             D(1)          10,000  Immed.   5/29/05 Stock      10,000            0       D
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Options to
Purchase
Common                                                                          Common
Stock       $1.42   12/13/02             A(1)      10,000      Immed.   5/29/05 Stock      10,000          10,000    D
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Options to
Purchase
Common                                                                          Common
Stock       $19.00  12/13/02             D(1)          5,000   Immed.   11/2/05 Stock      5,000            0        D
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Options to
Purchase
Common                                                                          Common
Stock       $1.42   12/13/02             A(1)      5,000       Immed.   11/2/05 Stock      5,000           5,000     D
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Options to
Purchase
Common                                                                          Common
Stock       $1.42                                               (2)     9/12/07 Stock      10,000          10,000    D
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:
(1) The reported transaction involved the repricing of an existing option that was approved by the Stockholders of SmartServ at the Annual Meeting of Stockholders on December 13, 2002.
(2)  Exercisable in two equal annual installments beginning September 13, 2003.


/s/ Thomas W. Haller                                      December 16, 2002
---------------------------------------------            -------------------
**Signature of Reporting Person                                 Date
  Thomas W. Haller
  Attorney-in-Fact

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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